SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

October 5, 2015

VIA E-MAIL AND EDGAR

Ms. Kathy Churko

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation

Registration Statement on Form N-2

filed on November 25, 2014 (File Nos. 333-200595; 814-00924)

Dear Ms. Churko:

On behalf of Sierra Income Corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on September 23, 2015, regarding the Company’s Registration Statement on Form N-2, initially filed with the SEC on November 25, 2014, as amended by Pre-Effective Amendment No. 1 on June 18, 2015 and Pre-Effective Amendment No. 2 on June 24, 2015 (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s response.

ACCOUNTING COMMENTS

Fees and Expenses Table

1.	Comment: We refer to footnote number 1 of the Fees and Expenses Table. There appears to be a discrepancy with respect to the assumption on the dollar amount of common stock that the Company expects to sell in the next twelve months. Please explain this discrepancy.

Response: The Company has corrected the typographical error noted by the Staff. See Footnote 1 to the Fees and Expenses Table on page 18 of the Registration Statement.

Kathy Churko

Sheila Stout

Division of Investment Management

October 5, 2015

2.	Comment: We refer to footnote numbers 6 and 8 of the Fees and Expenses Table. We note that footnote 6 states that if the Company borrows funds equal to “80% of net assets”, then the management fee payable by the Company would be higher. However, footnote 8 to the Fees and Expenses table states that the figure in the “[i]nterest payments on borrowed funds” line item assumes that the Company will borrow for investment purposes amount equal to “50.15% of our estimated future net assets.” Please explain this discrepancy.

Response: The Company has corrected footnote 6 to match the assumption in footnote 8. See Footnote 6 to the Fees and Expenses Table on page 19 of the Registration Statement.

3.	Comment: We refer to footnote number 7 of the Fees and Expenses Table. We note that the table reflects an incentive fee of 0.19% but the financial statements for the year ended December 31, 2014 reflect an incentive fee of 0.39%. Please explain this discrepancy.

Response: The Company advises the Staff on a supplemental basis that in order to calculate the portion of stockholder expenses attributable to the incentive fee payable by the Company, we have historically estimated that amount based upon data from the trailing twelve months of incentive fees paid by the Company. As the Fees and Expenses table in the Registration Statement is calculated as of June 30, 2015 we based the estimate therein on incentive fees recorded by the Company for the quarters ended June 30, 2015, March 31, 2015, December 31, 2014 and September 30, 2014. Specifically, the sum of the incentive fees in such periods was divided by our assumed net assets on a twelve month look forward basis, as noted in the Fees and Expense table. Therefore, based on the trailing twelve months of incentive fees paid by the Company in the amount of $1.77 million, and an estimated net assets of $922.1 million (which is the sum of the Company’s net assets as of June 30, 2015 plus the addition of an assumed $315 in capital raising during the next twelve months), we estimated that stockholders will pay an incentive fee of approximately 0.19% during the next year.

4.	Comment: We refer to the line item in the Fees and Expenses table entitled “[i]nterest payments on borrowed funds”, which assumes an expense of 2.08% to stockholders. However, we note that page 54 of the Registration Statement indicates a weighted average cost on borrowed funds to stockholders equal to 3.38%. Please explain this discrepancy.

Response: The Company advises the Staff on a supplemental basis that the difference between the figures relating to costs to stockholders associated with borrowed funds used in the Fees and Expenses and the example on page 54 of the Registration Statement is based on the fact that one figure is based on a projection and the other is based on the

Kathy Churko

Sheila Stout

Division of Investment Management

October 5, 2015

actual expense borne as of a date certain. The figure in the Fees and Expenses table is a projected amount that factors in the Company’s plans with respect how it intends to utilize its various financing vehicles on a twelve-month look forward basis. That figure takes into consideration the various financing vehicles that the Company has at its disposal, each of which has different costs associated therewith. Therefore, for purposes of its estimated cost ratio in the Fees and Expenses table, the Company considers the amount of leverage that it is assuming it will need (as disclosed in the Fees and Expenses table), and determines the cost associated with such amounts based on its plan to borrow funds from its financing sources in the most cost effective manner possible. Meaning, the Company will always seek to borrow funds through its least expensive source of financing and will only borrow from a more expensive source when the least expensive source of financing has been exhausted. Based on the foregoing, the Company calculates a blended expense ratio.

The cost to stockholders relating to borrowed funds in the example on page 54 of the Registration Statement, on the other hand, is based on the actual cost calculated as of June 30, 2015. That amount is higher than the projected cost in the Fees and Expenses table due to the fact that the Company’s costs associated with leverage are expected to decrease as the Company’s assets under management grows.

5.	Comment: We refer to your correspondence letter dated September 25, 2015, in which the Company provided quantitative support in connection with its calculation of the Company’s Asset Coverage Ratio as of June 30, 2015. We note that the Company identified its total borrowings as of June 30, 2015 to be $481,591,963. However, the Company’s Consolidated Statements of Assets and Liabilities indicate that the total outstanding borrowings as of June 30, 2015 is only $320,500,000. Please explain this discrepancy.

Response: The Company advises the Staff on a supplemental basis that for purposes of calculating the asset coverage ratio, its total return swap (“TRS”) facility, which is an off-balance sheet vehicle, must be treated as though it was consolidated into the on-book financial statements. The total liabilities for the purposes of the asset coverage ratio test would therefore need to include the $320,500,000 of on-balance sheet leverage through the Company’s credit facilities with ING Capital and JP Morgan, as well as the assumed leverage associated with the TRS portfolio.

Kathy Churko

Sheila Stout

Division of Investment Management

October 5, 2015

6.	Comment: We note the following disclosures on page F-44 of the Registration Statement:

(i)	“[a]s of June 30, 2015 and December 31, 2014, the commitment under the ING Credit Facility was $135,000,000 and $150,000,000, respectively.”

(ii)	“[a]s of June 30, 2015 and December 31, 2014, the Company’s outstanding borrowings under the ING Credit Facility were $ 170,000,000 and $115,000,000, respectively.”

Please explain why the Company’s outstanding borrowing amount under the ING Credit Facility appears to be greater than the commitment amount?

Response: The Company advises the Staff on a supplemental basis that the commitment and outstanding amounts noted above were transposed in error. The Company has corrected this typographical error. See page F-44 of the Registration Statement.

*        *        *

We have been advised by the Company that it acknowledges that:

•	it is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, Payam Siadatpour at (202) 383-0278, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

Kathy Churko

Sheila Stout

Division of Investment Management

October 5, 2015

Cc:	Steven B. Boehm

Payam Siadatpour